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                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer


                     Pursuant to Rule 13a-16 OR 15d-16 of
                     the Securities Exchange Act of 1934


                               August 12, 1998


                                   Astra AB
                                   --------
               (Translation of Registrant's Name Into English)


                               Astra Aktiebolag
                             S-151 85 Sodertalje
                                    Sweden
                                    ------
                   (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                           FORM 20-F    X    FORM 40-F
                                       ---             ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                           YES                NO   X
                                ---               ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________)


Enclosures: Certain agreements and other documents, as described herein



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         As previously announced, on July 1, 1998, Astra AB (the "Registrant")
and Merck & Co., Inc. ("Merck") completed the restructuring (the "Restructuring") of Astra Merck Inc. ("AMI"), formerly a 50-50 joint venture between the Registrant and Merck, and the contribution of the businesses of AMI and Astra USA, Inc., a wholly-owned subsidiary of the Registrant, to a Delaware limited partnership controlled by the Registrant. The Registrant is filing this Report of Foreign Private Issuer on Form 6-K in order to file with the Securities and Exchange Commission (the "Commission") as exhibits hereto certain agreements and other documents executed in connection with the Restructuring.



      Exhibit No.                    Exhibit
      -----------                    -------

         2.1 Master Restructuring Agreement, dated as of June 19, 1998, between Astra AB, Merck & Co., Inc., Astra Merck Inc., Astra USA, Inc., KB USA, L.P., Astra Merck Enterprises Inc., KBI Sub Inc., Merck Holdings, Inc. and Astra Pharmaceuticals, L.P. (Portions of this Exhibit are subject to a request for confidential treatment filed with the Commission).

         2.2 KB USA Asset Contribution Agreement, dated as of June 19, 1998, between Astra AB, Astra USA, Inc., Merck & Co., Inc. and KB USA, L.P.

         2.3 KBLP Assignment and Assumption Agreement, dated as of July 1, 1998, between KB USA, L.P. and Astra Pharmaceuticals, L.P.

         2.4 KBI Asset Contribution Agreement, dated as of June 19, 1998, by and between Merck & Co., Inc., Astra AB, Astra Merck Inc. and KBI Sub Inc.

         2.5 KBI-E Asset Contribution Agreement, dated as of June 19, 1998, by and between Merck & Co., Inc., Astra AB, Astra Merck Enterprises Inc. and KBI Sub Inc.

         2.6 KBI Sub Assignment and Assumption Agreement (#2), dated as of July 1, 1998, between KBI Sub Inc. and Astra Pharmaceuticals, L.P.

         99.1 Agreement to Incorporate Defined Terms, dated as of June 19, 1998, between Astra AB, Merck & Co., Inc., Astra Merck Inc., Astra USA, Inc., KB USA, L.P., Astra Merck Enterprises Inc., KBI Sub Inc., Merck Holdings, Inc. and Astra Pharmaceuticals, L.P.

         99.2 Limited Partnership Agreement, dated as of July 1, 1998, between KB USA, L.P. and KBI Sub Inc.


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         99.3     Amended and Restated License and Option Agreement, dated as of
                  July 12, 1982, as amended and restated as of July 1, 1998, by and between Astra AB and Astra Merck Inc.

         99.4 Assignment and Assumption of Amended and Restated License and Option Agreement, dated as of July 1, 1998, between Astra Merck Inc. and Astra Merck Enterprises Inc.

         99.5 KBI Limited Sublicense Agreement, dated as of July 1, 1998, by and between Astra Merck Enterprises Inc. and Astra Merck Inc.

         99.6 Distribution Agreement, dated as of July 1, 1998, by and between Astra Merck Enterprises Inc. and Astra
                  Pharmaceuticals, L.P.

         99.7 KBI Supply Agreement, dated as of July 1, 1998, between Astra Merck Inc. and Astra Pharmaceuticals, L.P. (Portions of this Exhibit are subject to a request for confidential treatment filed with the Commission).

         99.8 Second Amended and Restated Manufacturing Agreement, dated as of July 1, 1998, among Merck & Co., Inc., Astra AB, Astra Merck Inc. and Astra USA, Inc.

         99.9 KBI-E Asset Option Agreement, dated as of July 1, 1998, among Astra AB, Merck & Co., Inc., Astra Merck Inc. and Astra Merck Enterprises Inc.

         99.10 KBI Shares Option Agreement, dated as of July 1, 1998, among Astra AB, Merck & Co., Inc. and Merck Holdings, Inc.

         99.11 Term Note, dated as of July 1, 1998, made by Merck & Co., Inc. in favor of Astra AB, in the principal amount of $1,380,000,000.

         99.12 Pledge Agreement, dated as of July 1, 1998, made by Astra AB in favor of Astra Merck Inc.

         99.13 Security Agreement, dated as of July 1, 1998, by and among Astra Merck Inc., Astra Merck Enterprises Inc. and Astra AB.

         99.14 Amended and Restated Certificate of Incorporation of Astra Merck Inc.


         In accordance with Item 601(b)(2) of Regulation S-K, certain of the schedules, exhibits and other attachments referenced in exhibits 2.1, 2.2, 2.3, 2.4, 2.5 and 2.6 to this Form 6-K have not been filed as part of such exhibits. The Registrant agrees to furnish supplementally a copy of such omitted schedules, exhibits and other attachments to the Commission upon request.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        ASTRA AB
                                         (Publ)


                                        By: /s/ Hakan Mogren
                                          -------------------------------------
                                          Hakan Mogren
                                          President and Chief Executive Officer


     Date: August 12, 1998




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